SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., no. 1464, 6th floor – part, “B” building
04707-000 – São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note: The attached document was previously filed with the Securities and Exchange Commission by the registrant on August 25, 2004 under cover of Schedule TO.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: October 4, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Fernando Abella Garcia

Fernando Abella Garcia
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TELESP CELULAR PARTICIPAÇÕES S.A. ANNOUNCES VOLUNTARY CASH TENDER OFFER FOR PREFERRED SHARES OF TCO

PRESS RELEASE

São Paulo — Brazil, August 24, 2004 – Telesp Celular Participações S.A. – “TCP” or “Company” (NYSE: TCP; and BOVESPA: TSPP3 (common shares), TSPP4 (preferred shares)), and Tele Centro Oeste Celular Participações S.A. – “TCO” (NYSE: TRO; and BOVESPA: TCOC3 (common shares), TCOC4 (preferred shares)), inform their respective shareholders that the Board of Directors of TCP, the controlling shareholder of TCO, intends to launch a Voluntary Public Tender Offer (“VTO”) for the acquisition of up to 84,252,534,000 preferred shares issued by TCO (“Maximum Number of Shares”). In no event will TCP purchase more than the Maximum Number of Shares. In the event of excess of demand in the auction, a pro rata adjustment will be made among the shareholders participating in the VTO.

The price will be R$10.70 (ten Brazilian reais and seventy centavos) per lot of thousand shares (“Price”), which represents a premium of 20% (twenty percent) over the weighted average closing price of the preferred shares of TCO over the last 30 (thirty) trading days on the São Paulo Stock Exchange (“Bovespa”). The Price will be paid upon delivery of the shares, in Brazilian reais, pursuant to the rules issued by the Companhia Brasileira de Liquidação e Custódia – CBLC (the Brazilian Settlement and Custody Company) and the terms that will be set forth in the public notice (Edital) for the VTO.

The other terms and conditions of the VTO will be published at the appropriate time by means of an Edital once the procedures for the auction have been agreed with Bovespa.

The number of shares that TCP will be offering to acquire has been determined to allow TCP to increase its participation in the share capital of TCO without suppressing the liquidity of the remaining preferred shares for purposes of applicable regulations (specifically Instruction no. 361 of March 5, 2002).

In accordance with the terms and conditions of the Announcement to the Shareholders published in the newspaper Gazeta Mercantil on August 17, 2004 relating to the exercise of appraisal rights in the context of the mergers of shares of Telegoiás Celular S.A., Telems Celular S.A., Telemat Celular S.A., Teleacre Celular S.A. and Teleron Celular S.A. by TCO, the shareholders of such companies which, by August 24, 2004, have exercised their appraisal rights will be entitled to the positive difference between the (i) reimbursement amount under the appraisal rights and (ii) the amount they would have been entitled to receive if they had participated fully in the VTO (taking into account pro rata adjustments).

Any shareholder who has exercised the appraisal rights, as provided in the paragraph above, will receive the payment to which it is entitled, as mentioned in the paragraph above, through BANCO ABN AMRO REAL S.A. according to the same procedure contemplated for the payment of the reimbursement amount under the appraisal rights.

This press release does not constitute an offer to purchase or a solicitation of an offer to sell securities of TCO. At the time the VTO mentioned in this document is commenced, the Company will file with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO.

TELESP CELULAR PARTICIPAÇÕES S.A. ANNOUNCES VOLUNTARY CASH TENDER OFFER FOR PREFERRED SHARES OF TCO

TCO shareholders are strongly advised to read carefully the Edital and other relevant documents related to the VTO that are published by TCP or filed with the CVM or the SEC, including the tender offer statement on Schedule TO (and, in the case of the English-language documents filed with the SEC, shareholders may read the Portuguese translations, which will be filed with the CVM), when such documents are made available, because they will contain important information.

All these documents will be published or filed at the appropriate time in accordance with applicable Brazilian and U.S. regulations. TCO shareholders will have access to the U.S. documentation, when they become available, free of charge at the SEC website, www.sec.gov. In addition, TCO shareholders will have access to all these documents, free of charge from TCP or in the locations indicated by applicable Brazilian and U.S. laws and regulations.

TCP intends to fund the tender offer with debt, and, taking into account the outcome of the tender offer, among other factors, the Company will evaluate a potential capital increase if it considers a reduction of its level of indebtedness to be advisable.

CONFERENCE CALL TO DISCUSS THESE ISSUES

English Event:
Date: August 25, 2004 (Wednesday)
Time: 12 pm (São Paulo time) and 11 am (New York time)
Telephone: +1 (973) 409-9261 (International participants)
Telephone: +1 (888) 335-6974 (US/Canada participants)
ID code: Vivo or 5099819
Webcast: www.vivo.com.br/ri

Contact:	Ronald Aitken – Investor Relations
ronald.aitken@vivo.com.br
(5511) 5105-1172

Investor Relations
ri@vivo.com.br
(5511) 5105-1182

Information available on the website:
http://www.vivo.com.br/ri

This press release contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the Company’s management, are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets”, as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the Company. Accordingly, the actual results of Company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.